SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

SIERRA ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82640U 10 7

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of __ Pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,660,402 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,660,402 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,660,402 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total consists of: (i) 18,660,402 shares of the Issuer’s common stock (the “Common Stock”) that may be acquired upon the conversion of shares of Series A convertible voting preferred stock of the Issuer (the “Series A Preferred Stock”). This total excludes: (i) additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by LVPIII because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 59,085,000 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 19,498,050 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on 74,688,283 shares of Common Stock outstanding as of October 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) filed with the Securities and Exchange Commission on November 4, 2019, as adjusted to reflect an additional 18,660,402 shares of Common Stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock beneficially owned by LVPIII and reported in the rows above.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,660,402 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,660,402 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,660,402 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total consists of: (i) 18,660,402 shares of Common Stock that may be acquired upon the conversion of shares of Series A Preferred Stock. This total excludes: (i) additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by LVPIII because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 59,085,000 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 19,498,050 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on 74,688,283 shares of Common Stock outstanding as of October 31, 2019 as reported in the Form 10-Q, as adjusted to reflect an additional 18,660,402 shares of Common Stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock beneficially owned by LVPIII and reported in the rows above.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,660,402 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,660,402 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,660,402 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total consists of: (i) 18,660,402 shares of Common Stock that may be acquired upon the conversion of shares of Series A Preferred Stock. This total excludes: (i) additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by LVPIII because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 59,085,000 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 19,498,050 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on 74,688,283 shares of Common Stock outstanding as of October 31, 2019 as reported in the Form 10-Q, as adjusted to reflect an additional 18,660,402 shares of Common Stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock beneficially owned by LVPIII and reported in the rows above.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,660,402 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,660,402 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,660,402 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total consists of: (i) 18,660,402 shares of Common Stock that may be acquired upon the conversion of shares of Series A Preferred Stock. This total excludes: (i) additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by LVPIII because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 59,085,000 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 19,498,050 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on 74,688,283 shares of Common Stock outstanding as of October 31, 2019 as reported in the Form 10-Q, as adjusted to reflect an additional 18,660,402 shares of Common Stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock beneficially owned by LVPIII and reported in the rows above.

1	NAMES OF REPORTING PERSONS Joshua Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,660,402 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,660,402 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,660,402 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total consists of: (i) 18,660,402 shares of Common Stock that may be acquired upon the conversion of shares of Series A Preferred Stock. This total excludes: (i) additional shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock held by LVPIII because the Series A Preferred Stock may not be converted to the extent that doing so would result in the holder of the Series A Preferred Stock (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding; (ii) 59,085,000 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (iii) 19,498,050 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)

Based on 74,688,283 shares of Common Stock outstanding as of October 31, 2019 as reported in the Form 10-Q, as adjusted to reflect an additional 18,660,402 shares of Common Stock that would be outstanding following the conversion of certain shares of Series A Preferred Stock beneficially owned by LVPIII and reported in the rows above.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Sierra Oncology, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 885 West Georgia Street, Suite 2150, Vancouver, BC V6C 3E8.

Item 2.	Identity and Background.

(a) This Statement is being filed by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”, and together with LVPIII, the “Reporting Entities”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”), the managing members of LCPIII and Joshua Richardson (“Richardson” and together with the Managing Members, the “Reporting Individuals”), a member of LCPIII and a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(c) Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are members of LCPIII and the Managing Members are managing members of LCPIII, the general partner of LVPIII. In addition, Richardson was appointed as a member of the Board in November 2019.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCPIII is a limited liability company organized under the laws of the State of Delaware. LVPIII is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 13, 2019, the Issuer closed its underwritten public offering of 103,000 shares of its Series A convertible voting preferred stock (“Series A Preferred Stock”), Series A warrants to purchase up to an aggregate of 312,090,000 shares of Common Stock at an exercise price equal to $0.33 (“Series A Warrants”) and Series B warrants to purchase up to an aggregate of 102,989,700 shares of Common Stock at an exercise price equal to $0.33 (“Series B Warrants”) (such offering, the “Offering”), pursuant to the Issuer’s Prospectus Supplement (SEC File No. 333-225650) filed with the Commission on November 7, 2019 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Registration Statement”). Each share of Series A Preferred Stock sold in the Offering was accompanied by (i) 3,030 Series A Warrants to purchase 3,030 shares of Common Stock, and (ii) 3,030 Series B Warrants to purchase 1,000 shares of Common Stock. Each share of Series A Preferred Stock and the accompanying warrants were sold at a combined purchase price of $1,000.

In the Offering, LVPIII purchased 19,500 shares of the Issuer’s Series A Preferred Stock, 59,085,000 Series A Warrants to purchase up to an aggregate of 59,085,000 shares of Common Stock at an exercise price equal to $0.33, and Series B Warrants to purchase up to an aggregate of 19,498,050 shares of Common Stock at an exercise price equal to $0.33 for an aggregate purchase price of $19,500,000.

Each Series A Warrant issued in the Offering has an exercise price equal to $0.33 and becomes exercisable for one share of Common Stock beginning on the first trading day following stockholder approval of an increase in the Issuer’s authorized Common Stock and will expire five years following the date it initially became exercisable. At each holder’s election, the holder will be prohibited, subject to certain exceptions, from exercising Series A Warrants for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer. The Series A Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Issuer a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise.

Each Series B Warrant issued in the Offering has an exercise price equal to $0.33 and will be exercisable for 0.33 shares of Common Stock beginning on the first trading day following stockholder approval of an increase in the Issuer’s authorized Common Stock and will expire on the 75th day anniversary of the Issuer’s announcement of top-line data from the Issuer’s planned Phase 3 clinical trial of momelotinib for patients with myelofibrosis. At each holder’s election, the holder will be prohibited, subject to certain exceptions, from exercising Series B Warrants for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer.

Each share of Series A Preferred Stock purchased in the Offering is initially convertible into that number of shares of the Issuer’s Common Stock equal to the purchase price of the Series A Preferred Stock divided by the Conversion Price, which is equal to $0.33. The Series A Preferred Stock will automatically convert into shares of the Issuer’s Common Stock upon the 5th trading date following the announcement of stockholder approval for a reverse stock split, provided that, the Issuer will not effect any conversion, and the holder will not have the right to convert, subject to certain exceptions, the Series A Preferred Stock for shares of the Issuer’s Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the total number of shares of the Issuer’s Common Stock then issued and outstanding, which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage upon 61 days’ notice to the Issuer, provided further that such limitation on conversion will automatically be adjusted to 19.99% with respect to any holder during the period that any employee, manager, partner, managing director or affiliate of such holder is then serving on the Board.

In connection with the Offering, Richardson was appointed to the Board, resulting in LVPIII’s limitation on conversion of the Series A Preferred Stock being automatically adjusted upward from 9.99% to 19.99%.

All shares of the capital stock of the Issuer purchased by LVPIII have been purchased using investment funds provided to LVPIII by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Richardson is a member of the Board. In addition, Richardson, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of LVPIII, the general partner and limited partners of LVPIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Offering and pursuant to the Registration Statement, LVPIII acquired Series A Warrants and Series B Warrants. The terms and provisions of the Series A Warrant and the Series B Warrant are described more fully in the Issuer’s current report on Form 8-K (File No. 333-234174), and the above summary is qualified by reference to such description and the full text of the Series A Warrant and the Series B Warrant, which are filed as Exhibit 2 and Exhibit 3, respectively to this Statement and are incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Richardson. The indemnification agreement requires the Issuer, among other things, to indemnify Richardson for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Richardson in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Richardson, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated November 25, 2019, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Form Series A Warrant to Purchase Common Stock (filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).

Exhibit 3:	Form Series B Warrant to Purchase Common Stock (filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 333-225650) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on June 12, 2015 (SEC File No. 333-204921) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2019

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ Joshua Richardson
Joshua Richardson